UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-23-02
1-07182

03000706

January 27, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 1-27-2003

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.
Office of the General Counsel
222 Broadway
17th Floor
New York, NY 10038

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 23, 2002

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Dear Ms. Witterschein:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Merrill Lynch by David Campbell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David Campbell
Snapelands
Lodsworth Common
Petworth
West Sussex
GU28 9DR United Kingdom

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

222 Broadway
17th Floor
New York, New York 10038
212 670 0420
FAX 212 670 4703
judy_witterschein@ml.com

Merrill Lynch

Securities Exchange Act of 1934,
Rules 14a-8(b), (d) and (f)

December 23, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Merrill Lynch & Co., Inc. – Shareholder Proposal under Rule 14a-8

Ladies and Gentlemen:

Merrill Lynch & Co., Inc., a Delaware corporation (the "Company"), hereby respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with its view that the Company may exclude from its proxy solicitation materials (the "Proxy Materials") relating to its 2003 Annual Meeting of Shareholders a proposal and supporting statement (collectively, the "Proposal") received from Mr. David Campbell (the "Proponent") on November 15, 2002.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's Proxy Materials.

I. THE PROPOSAL

The text of the resolution submitted by the Proponent reads as follows:

RESOLVED: "That the stockholders of Merrill Lynch, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to expressly prohibit employees worldwide from conducting investment business other than that offered by Merrill Lynch from company premises and with company resources, and that any exceptions to the aforementioned rule is subject to clear written agreements between the parties, and any employee found breaching such rules is disciplined."

II. SUMMARY OF THE BASES FOR OMISSION

A. The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f) because the Proponent owns only one (1) share of the Company's common stock, which has been held for less than one year from the date the Proposal was submitted, and he has failed to establish the minimum ownership requirement after having been notified of the applicable requirements and having been given an opportunity to do so.

B. The Proposal may be excluded under Rules 14a-8(d) and 14a-8(f) because the Proposal exceeds 500 words and the Proponent failed to shorten the Proposal to 500 words or less after having been notified of the applicable requirements and having been given an opportunity to do so.

III. BACKGROUND

The Proponent initially contacted the Company by email on September 1, 2002 requesting information relating to the submission of a stockholder proposal for consideration at the Company's 2003 Annual Meeting (the "Email"). On September 9, 2002, the Company sent a letter to the Proponent responding to his Email (the "Response"). A copy of the Email and the Response are attached as Exhibit A.

On November 15, 2002, the Company received a letter, dated November 15, 2002, from the Proponent requesting the Company to include the Proposal in the Company's Proxy Materials. The Proponent also included a copy of his share certificate evidencing ownership of one (1) share of the Company's common stock. A copy of the Proposal and the certificate is attached as Exhibit B. After receiving the Proposal, the Company confirmed that the Proponent is a registered holder of one (1) share of the Company's common stock acquired on November 26, 2001.

Pursuant to Rule 14a-8(f), the Company sent by courier service a letter, dated November 18, 2002 (the "Notification Letter"), including a copy of Rule 14a-8, to the Proponent notifying him that he did not comply with certain eligibility requirements of Rule 14a-8. A copy of the Notification Letter, which the courier verified was delivered to the Proponent on November 25, 2002, is attached as Exhibit C. In response to the Notification Letter, the Proponent sent a letter, dated December 6, 2002, to the Company (the "Reply"), acknowledging, among other things, that (i) he owns only one (1) registered share of the Company's common stock and (ii) the Proposal is 572 words in length. A copy of the Reply is attached as Exhibit D. In the Reply, the Proponent stated "[a]s regards the shareholding this is all I hold. . . ." referring to the one (1) registered share owned by him. The Proponent further stated that "the [P]roposal c[ould] easily be cut down to 500 [words] or less," but failed to reduce the number of words in the Proposal.

IV. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(b) because the Proponent does not own sufficient shares of the Company.

The Proponent has failed to demonstrate that he is eligible to submit the Proposal because he does not hold sufficient shares to meet the ownership requirements of Rule 14a-8 after having been notified of the applicable requirements and having been given an opportunity to do so.

Rule 14a-8(b) provides in relevant part that:

> In order to be eligible to submit a proposal, a [proponent] must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the [stockholders] meeting for at least one year by the date [the proponent] submit[s] the proposal. Rule 14a-8(b)(i).

Section C.1.a of the Division of Corporation Finance, Staff Legal Bulletin No. 14 further provides that the market value of a stockholder's securities should be determined by "multiplying the number of securities the shareholder held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal." Since the Proposal was submitted on November 15, the one-year period referred to in Rule 14a-8(b) is the period from November 15, 2001 to November 15, 2002. The Proponent acquired the Company's common stock on November 26, 2001, and therefore has not held any shares for the full one-year period. Accordingly, for purposes of Rule 14a-8(b), the market value of the Proponent's securities should be deemed zero. Even if the Proponent did hold his one (1) share for one year, the market value of his one (1) share of the Company's common stock during the 60 calendar days before November 15, 2002, would have been less than the $2,000, as the highest sales price for the Company's common stock did not exceed $45 per share during that period.

In addition, the Staff has consistently granted no-action relief with respect to the omission of a proposal when the proponent has failed to satisfy the minimum ownership requirement for the one-year period under Rule 14a-8(b). See Lucent Technologies Inc. (November 8, 2002) (allowing omission because shareholder failed to supply documentary support evidencing the minimum ownership requirement); Actuant Corporation (October 9, 2002) (allowing omission because shareholder's response failed to show that proponent held requisite number of shares); and USEC Inc. (July 19, 2002) (allowing omission because proponent did not provide satisfactory evidence that he met the minimum ownership requirement).

B. The Proposal may be excluded under Rule 14a-8(d) because it exceeds 500 words.

The Proposal exceeds 500 words and the Proponent has failed to shorten the Proposal to 500 words or less, and thereby has failed to satisfy the requirements of Rule 14a-8(d) after having been notified of the applicable requirements and having been given an opportunity to do so.

Rule 14a-8(d) provides that:

The proposal, including any accompanying supporting statement, may not exceed 500 words. Rule 14a-8(d).

The Proposal may be excluded under Rule 14a-8(d) because the Proposal exceeds 500 words and the Proponent has failed to cure the deficiency within 14 days of receipt of the Notification Letter. The Proponent by his own admission stated in the Reply that "the proposal is 572 words . . ." Moreover, the Notification Letter informed the Proponent that the Proposal exceeded 500 words, but the Proponent failed to revise the Proposal to conform to the word limitation of Rule 14a-8(d), and merely responded in the Reply that "the proposal . . . c[ould] easily be cut down to 500 [words] or less."

The Staff has confirmed that a proposal and supporting statement may be omitted from a company's proxy materials if the company has notified the proponent of the deficiency and the proponent has failed to cure within the required period. See Minnesota Mining and Manufacturing Company (February 27, 2000) (allowing exclusion of the proposal because it exceeded 500 words in length).

V. CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b), 14a-8(d) and 14a-8(f) because the Proponent has not satisfied the eligibility and procedural requirements under such rules. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Company's Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of your response.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 670-0420. Thank you for your prompt attention to this matter.

Very truly yours,

Judith A. Witterschein

Judith A. Witterschein

cc: David Campbell

Exhibit A

From: David Campbell [dc@snapelands.co.uk]
Sent: Sunday, September 01, 2002 6:01 PM
To: corporatesecretary@exchange.ml.com

I am writing with regard to the 2003 Annual Stockholders Meeting.

I am a registered stockholder and may wish to bring business before the meeting, and possibly include this in the proxy statement.

Please airmail me copies of all the relevant By-Laws and documentation required.

Thank you in advance.

David Campbell

Snapelands
Lodsworth Common
Petworth
West Sussex
GU28 9DR
United Kingdom

dc@snapelands.co.uk
office:+44 (0) 1798 861 207
fax:+44 (0) 1798 861 287
mobile:+44 (0) 7885 40 1215

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

222 Broadway
17th Floor
New York, New York 10038
212 670 0420
FAX 212 670 4703

Merrill Lynch

September 9, 2002

Mr. David Campbell
dc@snapelands.co.uk

Dear Mr. Campbell:

I am in receipt of your email dated September 1, 2002 in which you request information about submitting a stockholder proposal for consideration at our 2003 Annual Meeting.

If you intend to present a proposal at our 2003 Annual Meeting and you wish your proposal to be included in the proxy statement for that meeting, you should submit your proposal in writing to Merrill Lynch & Co., Inc., 222 Broadway, 17th floor, New York, New York 10038-2510, Attention: Corporate Secretary. Your proposal must be received no later than November 15, 2002.

If you wish to submit a proposal for consideration at our 2003 Annual Meeting and do not meet the deadline for inclusion in the proxy statement, our by-laws require that notice of the proposal must be received by the Corporate Secretary at least 50 days before the meeting. A copy of the by-law provision governing this procedure is attached for your reference.

This information does not constitute legal advice. The submission of stockholder proposals is governed by securities law with which your proposal must comply. If you are not familiar with the requirements of this law, then I suggest that you consult your own legal advisor for guidance.

Very truly yours,

/s/ Judith A. Witterschein

Enclosure

Article II, Section 3 of the Merrill Lynch & Co., Inc. By-Laws

Section 3. *Notice of, and Business at, Meetings.*

a. Notice. Except as otherwise provided by law, notice of each meeting of stockholders shall be given either by delivering a written notice personally or mailing a written notice to each stockholder of record entitled to vote thereat or by providing notice in such other form and by such other method as may be permitted by Delaware law. If mailed, the notice shall be directed to the stockholder in a postage-prepaid envelope at his address as it appears on the stock books of the Corporation unless, prior to the time of mailing, he shall have filed with the Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request. Notice of each meeting of stockholders shall be in such form as is approved by the Board of Directors and shall state the purpose or purposes for which the meeting is called, the date and time when and the place where it is to be held, and shall be delivered personally or mailed not more than sixty (60) days and not less than ten (10) days before the day of the meeting. Except as otherwise provided by law, the business which may be transacted at any special meeting of stockholders shall consist of and be limited to the purpose or purposes so stated in such notice. The Secretary or an Assistant Secretary or the Transfer Agent of the Corporation shall, after giving such notice, make an affidavit stating that notice has been given, which shall be filed with the minutes of such meeting.

b. Business. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (i) is a stockholder of record on the date of the giving of the notice provided for in this Section 3(b) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in this Section 3(b).

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received by the Secretary of the Corporation not less than fifty (50) days prior to the date of the annual meeting of stockholders; provided, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 3(b), provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 3(b) shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Exhibit B

SNAPELANDS
LODSWORTH · PETWORTH · WEST SUSSEX · GU28 9DR · UNITED KINGDOM
t: +44(0)1798 861 207 f: +44(0)1798 861 287 e: dc@snapelands.co.uk

FAX TO:	**JUDITH A WITTERSCHIEN**
	212 670 4517 4 PAGES, INCLUDING THIS ONE

CONFIDENTIAL

Friday, 15 November 2002

Judith A Witterschien
Corporate Secretary
Merrill Lynch & Co., Inc.
17th Floor
222 Broadway
New York
New York 10038-2510

Dear Ms Witterschien

RE: 2003 ANNUAL MEETING

Following your letter of 10 September, 2002 I am writing to submit a proposal to be included in the proxy statement for the above meeting.

(i) Brief Description Of The Business

The proposal is as follows.—

RESOLVED: "That the stockholders of Merrill Lynch, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to expressly prohibit employees worldwide from conducting investment business other than that offered by Merrill Lynch from company premises and with company resources, and that any exceptions to the aforementioned rule is subject to clear written agreements between the parties, and any employee found breaching such rules is disciplined."

The premises and other resources of the company should be used solely for the company's benefit. Additionally employees offering private investments from such premises or with such resources are in direct conflict with the company's aims. Exceptions need to be explicitly agreed in writing to prevent passing off. Any employee not acting in the aforementioned manner should be disciplined.

By way of background Mr Greg Waunford-Brown, an employee of Merrill Lynch International Bank ("MLIB") in London, (and possibly also Mr Gideon Wright, also an employee of the bank in London) appear to have been conducting private investment business in direct competition with the bank.

In a statement dated 13 August 2002 (14 August 2002 at the end) MLIB commented to the Financial Ombudsman Service("FOS") in London on this matter. The MLIB statement to the FOS contains numerous untrue statements almost exclusively concerning statements and actions made by Mr Greg Waunford-Brown. Notwithstanding the inaccuracies relating directly to Mr Greg Waunford-Brown, MLIB's endorsement (implied or explicit) of employees conducting investment business other than that offered by Merrill Lynch from company premises and with company resources is clear from the statement. Specifically, the statement to the FOS states that it is:

- "MLIB's full response"
- "As Mr Pawley [a CSFB employee], Mr Waunford-Brown and Mr Wright were all at their respective offices, they used their office email addresses."
- [A document pertaining to Mr Waunford-Brown's own investment business in direct competition to Merrill Lynch] "was only signed at Merrill Lynch's offices by way of convenience"
- "... simply convenient to correspond by telephone, email or letter with Mr Waunford-Brown on the subject whilst also discussing Merrill Lynch business."
- "It would have been both artificial and impractical for Mr Waunford-Brown to have insisted that any conversations regarding the [private] investment [offered by Mr Waunford-Brown] take place away from Merrill Lynch premises, out of office hours, and on separate or dedicated email or telephone lines." In fact, Mr Waunford-Brown made his home address, phone number and a private home fax number available and on a number of occasions asked specific items to be faxed to him at home. Clearly he was able to separate out sensitive matters from his place of work if he wanted.

At no point in its "full response" to the FOS does MLIB make any attempt to state that it does not condone such behaviour – in fact, the implication is clearly the opposite.

At no point in its statement does MLIB outline or refer to any internal policies or procedures to prevent passing off (of a private investment as an investment endorsed by MLIB), in direct competition with MLIB.

Equally at no time has Mr Waunford-Brown (or Mr Wright) made any attempt to explicitly – either verbally or in writing – state that their offering was a private investment. These individuals are regulated professionals. If they were not trying to pass off business then they could easily have stated on any documentation that this was a private matter. The fact that they didn't amply illustrates the passing off.

(ii) Name And Record Address of Shareholder

Mr David Campbell, Snapelands, Lodsworth, Petworth, West Sussex, GU28 9DR, United Kingdom.

(iii) Class Or Series And Number Of Shares

One share of common stock, certificate number MN114112, issued on 11/28/01 – copy attached.

(iv) Description Of All Arrangements Or Understandings

The background information provided above concerning MLIB in London relates to business conducted with Sabre Rock Limited, a company of which Mr David Campbell is a Director. This proposal, however, is made by Mr Campbell in a private capacity.

(v) Representation

It is my intention to appear in person, or by proxy, at the Annual Meeting 2003 to bring the business described in item (i) above before the meeting.

Sincerely,

David Campbell

41333704304

Merrill Lynch & Co.Inc.

Common Stock

See reverse for certain definitions

Incorporated under the laws of the State of Delaware
This certificate is transferable in Ridgefield Park, NJ or New York, NY

Secretary

Chairman of the Board





NUMBER
MN 114112

SHARES
1

This Certifies that MN 114112 DAVID CAMPBELL

WF 2703453

0010
31796519

SEE LEGEND ON REVERSE SIDE

is the owner of ***ONE***

CUSIP 590188 10 8

common

Dated: 11/26/01

Countersigned and Registered:
Transfer Agent and Registrar: ChaseMellon Shareholder Services, L.L.C.
Authorized Signature:

Exhibit C

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

222 Broadway
17th Floor
New York, New York 10038
212 670 0420
FAX 212 670 4703
judy_witterschein@ml.com

Merrill Lynch

November 18, 2002

VIA DHL Worldwide Express

Mr. David Campbell
Snapelands
Lodsworth Common
Petworth
West Sussex
GU28 9DR United Kingdom

Re: 2003 Merrill Lynch & Co., Inc. Stockholder Proposal

Dear Mr. Campbell:

On November 15, 2002, I received your letter, dated November 15, 2002, addressed to the Corporate Secretary of Merrill Lynch & Co., Inc. (the "Company"). A copy of your letter is enclosed. In your letter, you stated that you intend to file a stockholder resolution at the Company's 2003 Annual Meeting of Stockholders.

Under Rule 14a-8(f), we are notifying you of the following eligibility deficiencies in your letter.

- You must demonstrate that you have continuously held, for at least one year at the time you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records indicate that you own one (1) share of Company Common Stock as a registered holder and that you owned that share for less than one year at the time you submitted your proposal. If you own additional shares that are not registered in your name (for example if your shares are held in your broker's name), Rule 14a-8(b)(2) states how to document your eligibility to submit a proposal.

- You did not provide any indication that you intend to continue to hold Company Common Stock through the date of the Annual Meeting of the Company's Stockholders. Rule 14a-8(b)(2) states how to satisfy this requirement.

- Your proposal exceeds 500 words. Under Rule 14a-8(d), a shareholder proposal, including the accompanying supporting statement, may not exceed 500 words.

These deficiencies must be corrected and your response to this notice has to be postmarked or furnished to us electronically no later than fourteen (14) days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. Please reply to my attention at Merrill Lynch, 222 Broadway, 17th Floor, New York, New York 10038. For your convenience, I have enclosed a copy of Rule 14a-8.

Please do not hesitate to contact me at (212) 670-0420, should you have any questions.

Very truly yours,

Judith A. Witterschein

Exhibit D

SNAPELANDS
LODSWORTH · PETWORTH · WEST SUSSEX · GU28 9DR · UNITED KINGDOM
t: +44(0)1798 861 207 f: +44(0)1798 861 287 e: dc@snapelands.co.uk

CONFIDENTIAL

Friday, 06 December 2002

Judith A Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.
17th Floor
222 Broadway
New York
New York 10038-2510

Dear Ms Witterschein

RE: **2003 ANNUAL MEETING**

I am in receipt of your letter of 18 November which I received four times (by two separate DHL couriers, a Fedex courier and by fax).

I also note the points you make, which were unfortunately not included in your prior letter of September 10. Are these points specific to Merrill Lynch or do they apply to all US companies?

Taking your points in reverse order:

- The proposal is 572 words and can easily be cut down to 500 or less.
- I intend to continue to hold the stock through the date of the Annual Meeting.
- As regards the shareholding this is all I hold. Are you telling me that as an owner of this level of shares I essentially have no rights?

I have over the last couple of years owned well over $1.4m of Merrill Lynch funds; which sadly have declined in value by $1/4m. (One fund declined while quite surprisingly two senior Merrill Lynch staff in London admitted, on two separate occasions, "[the fund manager] has taken his eye off the ball, he has a great record but he has really got caught up in touring".)

In any case to now increase my direct investment in Merrill Lynch stock – assuming I have no rights – is going to push me back to being included in the proxy for the 2005 Annual Meeting, assuming the stock does not drop massively in the interim. This is clearly far too long a timescale over which to resolve this important matter.

Taking all the above as correct it would seem my options are now to:

1. Write directly to the Board. Presumably on the Executive side this is Mr O'Neal and now Mr Gorman.

2. Approach institutional shareholders with my concerns and ask them to bring it up with the company.

3. Instigate a publicity campaign to highlight the issue.

I am loathe to instigate option 3. but with the disappointment of not being able to be represented as a shareholder on top of over a year on unhelpful and often rude treatment by the staff in London maybe a "Beware The Bull" campaign would finally get people to sit up and take notice. (I have previously in business managed to secure numerous UK front page newspaper stories, including the main section of the Financial Times.)

I would be keen to hear your views, which I hope I may do quite quickly. Please either email me or call on the number above.

Sincerely,

David Campbell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 23, 2002

The proposal relates to prohibiting employees from "conducting investment business other than that offered by Merrill Lynch from company premises and with company resources."

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of Merrill Lynch's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which Merrill Lynch relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor